UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT No. 2 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MERU NETWORKS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0005 par value per share
(Title of Class of Securities)

59047Q103

(CUSIP Number of Class of Securities (Underlying Common Stock))

Brett T. White

Chief Financial Officer

Meru Networks, Inc.
894 Ross Drive

Sunnyvale, California 94089

(408) 215-5300

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

David A. Bell, Esq.

Shulamite S. White, Esq.
Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041
Tel: (650) 988-8500

Fax: (650) 938-5200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$ 461,985	$ 52.94

*

Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These options to purchase an aggregate of 1,978,785 shares of the Issuer’s common stock have a value of $461,985 as of July 23, 2012. The aggregate value of such securities was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $114.60 for each $1,000,000 of the value of this transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$52.94
Form or Registration No.:	Schedule TO
Filing party:	Meru Networks, Inc.
Date filed:	July 26, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on July 26, 2012 with the U.S. Securities and Exchange Commission (the “SEC”) by Meru Networks, Inc. (the “Company”), as amended by Amendment No. 1 to the Schedule TO filed on August 6, 2012, in connection with the Company’s offer (the “Offer”) to eligible employees to exchange certain outstanding stock options for new stock options.  This Amendment No. 2 is being filed to amend the Offering Memorandum Relating to Our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Options to Purchase Common Stock (the “Offering Memorandum”) attached hereto as Exhibit (a)(1)(A) to incorporate information from the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 that was filed with the SEC on August 8, 2012.  Except as amended and supplemented by Amendment Nos. 1 and 2, all terms of the Offer and all disclosure set forth in the Schedule TO and exhibits thereto remain unchanged.

Item 4. Terms of the Transaction.

(a)  Material Terms.

The information set forth in the Offering Memorandum under the caption “Summary Term Sheet” and in Section 1 (“Eligibility; Expiration Date”), Section 2 (“Purpose of the Offer”), Section 3 (“Procedures for Participating in the Offer”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Offer”), Section 7 (“Price Range of Common Stock Underlying the Awards”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 9 (“Information Concerning Meru”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Tax Consequences for U.S. Employees”), Section 14 (“Material Tax Consequences for Employees Outside the U.S.”) and Section 15 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b)  Purchases.

The information set forth in Section 10 of the Offering Memorandum (“Interests of Directors and Executive Officers; Transactions or Arrangements Concerning Eligible Options; Agreements Involving Meru’s Securities”) is incorporated herein by reference.

Item 10. Financial Statements.

(a)  Financial Information.

The information set forth in Section 9 (“Information Concerning Meru”) and Section 17 (“Additional Information”) of the Offering Memorandum is incorporated herein by reference. The Company’s Annual Report on Form 10-K, as filed with the SEC on March 15, 2012, and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, as filed with the SEC on August 8, 2012, are incorporated by reference herein and can be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)  Pro Forma Information.

Not applicable.

Item 12. Exhibits.

The Exhibit Index immediately following the signature page of this Amendment No. 2 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

MERU NETWORKS, INC.

/s/ Brett T. White
Brett T. White
Chief Financial Officer

Date: August 9, 2012

INDEX OF EXHIBITS

Exhibit
Number	Description
(a)(1)(A)	Offering Memorandum Relating to Our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Options to Purchase Common Stock, as amended

(a)(1)(B)*	Form of Email Communication about Launch

(a)(1)(C)*	Form of Email Communication about Educational Workshops

(a)(1)(D)*	Form of FAQs about the Offer

(a)(1)(E)*	Employee Presentation Materials

(a)(1)(F)*	Form of Reminder Email Communication about the Offer

(a)(1)(G)*	Screenshots of the Offer Website

(a)(1)(H)*	Form of Paper Election Form

(a)(1)(I)*	Form of Email Communication Confirming Receipt of an Election to Exchange Eligible Options

(b)	Not applicable

(d)(1)	Meru Networks, Inc. 2010 Stock Incentive Plan (incorporated by reference to Exhibit 99.01 to the Company’s Current Report on Form 8-K filed with the SEC on June 10, 2011 (File No. 001-34659))

(d)(2)

Forms of (a) Notice of Stock Option Grant, (b) Stock Option Agreement, (c) Notice of Cash Exercise of Stock Option, (d) Notice of Stock Unit Award, (e) Stock Unit Agreement, (f) Notice of Restricted Stock Award, and (g) Restricted Stock Agreement under the Meru Networks, Inc. 2010 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 6, 2010 (Registration No. 333- 168631))

(d)(3)

2002 Stock Incentive Plan and Forms of Stock Option Agreement thereunder (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 originally filed with the SEC on December 18, 2009 (Registration No. 333-163859))

(g)	Not applicable

(h)	Not applicable

*	Previously filed.